CENTER BANCORP, INC.

2455 MORRIS AVENUE

UNION, NEW JERSEY 07083

November 7, 2012

VIA EDGAR AND OVERNIGHT COURIER

Ms. Sharon Blume

Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Center Bancorp, Inc.

Form 10-K for the year ended December 31, 2011

Filed March 13, 2012

File No. 000-11486

Dear Ms. Blume:

Center Bancorp, Inc. (the “Company”) hereby transmits via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) a response to the Staff’s comment letter dated September 14, 2012. This letter supplements the Company’s response letter dated October 1, 2012.

The Staff’s comments have been retyped in italics below, and are followed by the Company’s responses.

2012 10-K Comment Letter

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1. We note your significant sales of available-for-sale securities during the periods presented. Please provide the following information regarding these sales:

•	Tell us and disclose in future filings the business reasons for the large quantity of sales during the periods presented;

Response: Our response was provided in the Company’s October 1, 2012 letter.

•	Tell us the average holding period for these securities sold during the periods presented;

Response: We have set forth below a table for the year ended December 31, 2011, which provides the requested information, along with tables for the years ended December 31, 2010 and 2009. The tables for 2010 and 2009 are identical to the 2011 table except that the 2010 and 2009 tables do not contain the average holding period for the securities. The holding period information for 2009 and 2010 can only be retrieved through manual review of a significant amount of data. That review process will take us longer than initially anticipated, inasmuch as we must review each trade and subsequent history. The Company will endeavor to obtain the necessary information to respond to this remaining information as promptly as possible. We understand that the Commission may consider its comment letter open at least until the holding period information is furnished.

Proceeds from Sales of Investment Securities and Realized Gains and Losses

(dollars in thousands)

	2011
	Proceeds from Sales	Realized Gain	Realized Loss	Net Gain	Average Holding Period (Days)
U.S. Treasury and agency securities	$11,767	$74	$(69)	$5	73
Federal agency obligations	21,181	216	-	216	268
Residential mortgage pass-through securities	83,644	791	-	791	243
Obligations of U.S. states and political subdivisions	37,977	1,000		1,000	153
Trust preferred securities	1,841	53	-	53	1678
Corporate bonds and notes	100,941	1,813	-	1,813	183
Collateralized mortgage obligations	-		-	-	0
Asset-backed securities	-		-	-	0
Equity securities	1,098	98		98	2863
Total	$258,449	$4,045	$(69)	$3,976	219
Amount from 10K	$254,821	$4,045	$(69)	$3,976
Variance due to securities called	$3,628

Proceeds from Sales of Investment Securities and Realized Gains and Losses

(dollars in thousands)

	2009							2010
		Proceeds from Sales		Realized Gain		Realized Loss	Net Gain	Proceeds from Sales	Realized Gain	Realized Loss	Net Gain
U.S. Treasury and agency securities	$		$		$		$-	$4,311	$33	$-	$33
Federal agency obligations		168,375		1,241		-	1,241	136,930	937	-	937
Residential mortgage pass-through securities		262,391		1,860		(19)	1,841	344,017	1,883	-	1,883
Obligations of U.S. states and political subdivisions		50,278		311		(92)	219	19,648	37	(93)	(56)
Trust preferred securities		858		1		(509)	(508)	7,723	219	-	219
Corporate bonds and notes		104,747		2,147		(320)	1,827	134,710	1,615	-	1,615
Collateralized mortgage obligations		22,116		37		(16)	21	-	-	-	-
Asset-backed securities		12,467		300			300	4,374	118	-	118
Equity securities		62,246				(212)	(212)	352	30	(542)	(512)
Total		$683,478		$5,897		$(1,168)	$4,729	$652,065	$4,872	$(635)	$4,237
Amount from 10K		$665,828		$5,897		$(1,168)	$4,729	$644,083	$4,872	$(635)	$4,237
Variance due to securities called		$17,650						$7,982

The tables provided are furnished to the Staff on a supplemental basis.

•	Quantify the sales between categories of available-for-sale securities (mortgage-backed securities, corporate bonds ad notes, trust preferred securities, etc.); and

Response: The tables set forth above to this letter contain this quantification.

•	Quantify the realized gains and realized losses between categories of available-for-sale securities (mortgage-backed securities, corporate bonds and notes, trust preferred securities, etc.)

 Response: The tables set forth above to this letter contain this quantification.

*    *    *    *    *

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the above-mentioned matters, please do not hesitate to call our counsel, Peter H. Ehrenberg, at 973-597-2350.

Very truly yours,

CENTER BANCORP, INC

By:	/s/Anthony C. Weagley
Anthony C. Weagley
President and Chief Executive Officer

cc:	Securities and Exchange Commission

Mr. David Irving

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